dLocal Limited Reports 2021 Fourth Quarter and Full Year Financial Results

Full Year 2021

US$6.0 billion Total Payment Volume, up 193% year-over-year

Revenues of US$244.1 million, up 134% year-over-year

219% Net Retention Rate

41% Adj EBITDA Margin

Fourth Quarter 2021

US$1.9 billion Total Payment Volume, up 145% year-over-year

Revenues of US$76.3 million, up 120% year-over-year

198% Net Retention Rate

38% Adj EBITDA Margin

dLocal reports in US dollars and in accordance with IFRS as issued by the IASB

Montevideo, Uruguay March 14, 2022 — DLocal Limited (“dLocal”, “we”, “us”, and “our”) (NASDAQ:DLO), a technology- first payments platform today announced its financial results for the fourth quarter and full year ended December 31, 2021.

“Dear Customers, Partners and Shareholders,

Thank you for your continued support and trust. We started our journey a little over 6 years ago and we are proud of what we have accomplished till date, but we are literally just getting started. We became Uruguay’s first unicorn and debuted as a public company in June 2021. This has set the beginning of a new chapter for dLocal but our priorities and values have not changed. We remain humble and focused as we continue to turn the complex into simple for our merchants and we continue to redefine the online payments experience in emerging markets.

Our vision is to build a network of payments infrastructure such that making or receiving a payment in the emerging markets to and from anywhere in the world is as simple as sending an email. We are doing this country by country and payment method by payment method. Today, we are in 35 countries and connected to 700+ payment methods.

We started in Uruguay but we were born global. Our first significant win was with a U.S. based enterprise merchant that needed us to solve a local payments problem in Brazil. We then realized that the problem we were solving in Brazil also existed in many other places, so we expanded to Latin America. Our merchants faced the same challenges in the rest of the world, so we expanded to Africa and Asia. We continue to expand our footprint in emerging markets.

2021 was a record year. Our TPV almost tripled in 2021, surpassing the US$6 billion threshold, increasing by 193% year-over-year. Revenues for the year reached US$244 million, a 134% year-over-year growth, with an Adjusted EBITDA margin of 41%, compared to 40% in 2020. We continued to make investments in infrastructure and people to support our expansion strategy. These results were supported by the continued growth from both existing and new merchants using our platform.

We serve online global merchants who are looking to do business in multiple geographies. We are agnostic to industry verticals and have built a diversified business across geographies, sectors, and products. We remain committed to agile decision making and providing tailored solutions for our merchants to help them achieve their growth plans in emerging markets. We are a revenue enabler for our clients, and we grow when they grow. Total merchants on our platform have grown steadily from 300+ in 2020 to 400+ in 2021, and we have a robust sales pipeline ahead. This pipeline is supported mainly by the rapid expansion and ramp up of online merchants, by the consistent growth of the global creator economy and by the increased relevance of digital marketing worldwide, which are not limited by geographic boundaries. During the year, we have seen new companies emerge and establish dominance very quickly, and we expect this trend to continue moving forward.

We have continued to expand our footprint in emerging markets, launching operations in nine new countries (six of them outside Latin America) during 2021, bringing the total number of countries in which we make our services available to 35.

Our culture and our people make us who we are. We pride ourselves on our growth mindset and our ability to be flexible, fast and focused. We believe a high-quality team is the cornerstone for our long-term success. Throughout 2021, we have continued to invest in adding talent, with complementary and diverse backgrounds, reaching 535 employees by the year end, a 73% year-over-year increase.

We have built our company with a long-term vision, and as we look ahead, we are very excited with the opportunities we foresee. We remain focused on creating value for our merchants and our shareholders, and we believe we are in a unique position to capture these opportunities and to continue delivering profitable growth and strong financial results as the years go by,” said Sebastian Kanovich.

Fourth Quarter and Full Year 2021 Financial Highlights

•
Total Payment Volume (“TPV”) reached US$1.9 billion in the quarter, representing 145% year-over-year growth compared to US$757 million in the fourth quarter of 2020. For the full year, TPV reached US$6.0 billion, representing 193% year-over-year growth compared to US$2.1 billion in 2020.
•
Revenues in the fourth quarter of 2021 amounted to US$76.3 million, representing 120% year-over-year growth compared to US$34.7 million in the fourth quarter of 2020 and 11% growth compared to $68.6 million in the third quarter of 2021. For the full year, revenues amounted to US$244.1 million, representing 134% year-over-year growth compared to US$104.1 million in 2020.
•
Gross profit was US$38.9 million in the fourth quarter of 2021, representing 88% year-over-year growth compared to US$20.7 million in the fourth quarter of 2020 and 13% growth compared to US$34.4 million in the third quarter of 2021. For the full year, gross profit amounted to US$130.4 million compared to US$60.1 million in 2020, representing 117% year-over-year growth.
•
Adjusted EBITDA was US$29.1 million in the fourth quarter of 2021, representing 112% year-over-year growth compared to US$13.7 million in the fourth quarter of 2020 and 10% growth compared to US$26.3 million in the third quarter of 2021. For the full year, Adjusted EBITDA was US$99.2 million, representing 136% year-over-year growth compared to US$41.9 million in 2020.
•
Adjusted EBITDA Margin was 38% in the fourth quarter of 2021 compared to 39% in the fourth quarter of 2020 and 38% in the third quarter of 2021. For the full year, Adjusted EBITDA Margin was 41% compared to 40% in 2020.
•
Profit for the fourth quarter of 2021 was US$23.5 million, or US$0.08 per diluted share, compared with profit of US$11.6 million, or US$0.04 per diluted share, for the fourth quarter of 2020 and with profit of US$19.7 million, or US$0.06 per diluted share, for the third quarter of 2021. For the full year, profit was US$77.9 million, or US$0.25 per diluted share, compared with profit of US$28.2 million, or US$0.10 per diluted share, in 2020.
•
Capex for the full year reached US$48.0 million, which includes US$38.7 million for the acquisition of PrimeiroPay. Excluding this acquisition, capex for the full year amounted to US$9.3 million, representing a 141% year-over-year growth compared to US$3.9 million in 2020. Capex accounted for 4% of revenues, in line with 2020.
•
As of December 31, 2021, dLocal had US$336.2 million in cash, cash equivalents and marketable securities, compared with US$293.1 million as of September 30, 2021 and US$111.7 million as of December 31, 2020. The quarter-over-quarter increase of US$43.1 million reflects an increase of US$40.2 million in our funds and an increase of US$2.9 million in funds due to our merchants with respect to the third quarter of 2021.

The following table summarizes our key performance metrics:

	Three months ended		Twelve months ended
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
	(in millions of US$ except for %)
Key Performance Metrics
TPV	1,856	757	6,049	2,065
TPV growth YoY	145%	90%	193%	60%
Revenue	76.3	34.7	244.1	104.1
Revenue growth YoY	120%	94%	134%	88%
Adj. EBITDA	29.1	13.7	99.2	41.9
Adj. EBITDA Margin	38%	39%	41%	40%

Fourth Quarter and Full Year 2021 Business Highlights

•
dLocal is well diversified across verticals, so its business does not depend on the performance of any single industry vertical. During the fourth quarter and full year 2021 dLocal saw triple digit year-over-year growth in TPV driven by the performance and continued growth of its merchants across most verticals, particularly in ride hailing, streaming, advertising, SaaS (“software as a service”), on-demand delivery and commerce.
•
dLocal is also well diversified across geographies. In 2021 dLocal continued to focus on its expansion efforts and added Pakistan, Tanzania, and Uganda to its geographic network during the fourth quarter, after adding Dominican Republic, El Salvador, Guatemala, Malaysia, Thailand, and Vietnam during the first nine months of 2021, bringing the total number of countries in which dLocal makes its services available to 35.
•
Revenue increased across all regions during the year, with LatAm growing 140% compared to 2020, accounting for 92% of the total TPV. Asia & Africa revenue, which accounted for the remaining 8%, increased by 86% compared to 2020.
•
During the year dLocal continued delivering strong revenue growth both from existing and from new customers. Revenue from Existing Merchants increased by US$33.9 million in the fourth quarter of 2021. The net revenue retention rate, or NRR, in the fourth quarter of 2021 reached 198%. Revenue from Existing Merchants increased by US$124.0 million during the full year 2021 and the NRR reached 219% in 2021 compared to 159%1 in the fiscal year 2020.
•
Revenue from New Merchants was US$7.7 million for the fourth quarter of 2021 compared to US$6.1 million for the fourth quarter of 2020. For the full year, revenue from New Merchants reached US$16.0 million compared to US$9.5 million in the fiscal year 2020.
•
On average, Enterprise Global Merchants used dLocal’s platform in more than seven different countries and 67 payment methods in 2021, compared to nearly six different countries and 44 payment methods in 2020.
•
During 2021, dLocal continued to enhance its product portfolio with improvements in our features for pay-ins and pay-outs and launched Issuing-as-a-Service and Defense Suite products, further expanding its product offering to its global merchants.

1 Including the effect in 2019 of a warrant with a merchant (valued at US$4.3 million, which was a contra-revenue for such year), the NRR would have been 171%.

Special Note Regarding Adjusted EBITDA and Adjusted EBITDA Margin

dLocal has only one operating segment. dLocal measures its operating segment’s performance by Revenues, Adjusted EBITDA and Adjusted EBITDA Margin, and uses these metrics to make decisions about allocating resources.

Adjusted EBITDA as used by dLocal is defined as the profit from operations before financing and taxation for the year or period, as applicable, before depreciation of property, plant and equipment, amortization of right-of-use assets and intangible assets, and further excluding the changes in fair value of financial assets and derivative instruments carried at fair value through profit or loss, impairment gains/(losses) on financial assets, transaction costs, share-based payment non-cash charges, secondary offering expenses, and inflation adjustment. dLocal defines Adjusted EBITDA Margin as the Adjusted EBITDA divided by consolidated revenues.

Although Adjusted EBITDA and Adjusted EBITDA Margin may be commonly viewed as non-IFRS measures in other contexts, pursuant to IFRS 8, (“Operating Segments”), Adjusted EBITDA and Adjusted EBITDA Margin are treated by dLocal as IFRS measures based on the manner in which dLocal utilizes these measures. Nevertheless, dLocal’s Adjusted EBITDA and Adjusted EBITDA Margin metrics should not be viewed in isolation or as a substitute for net income for the periods presented under IFRS. dLocal also believes that its Adjusted EBITDA and Adjusted EBITDA Margin metrics are useful metrics used by analysts and investors, although these measures are not explicitly defined under IFRS. Additionally, the way dLocal calculates operating segment’s performance measures may be different from the calculations used by other entities, including competitors, and therefore, dLocal’s performance measures may not be comparable to those of other entities.

The table below presents a reconciliation of dLocal’s Adjusted EBITDA and Adjusted EBITDA Margin to net income:

	Three-months ended December 31	Twelve-months ended December 31
	2021	2020	2021	2020
Profit for the period	23,549	11,601	77,853	28,187
Income tax expense	2,114	1,000	7,647	3,231
Depreciation and amortization	1,507	248	4,747	992
Secondary offering expenses	716	453	5,158	453
Transaction costs	22	158	687	158
Share-based payment non-cash charges	2,236	256	7,590	7,295
Other operating (gain)/loss	-	65	(2,896)	2,896
Other charges, net	(1,072)	(100)	(1,629)	(1,281)
Adjusted EBITDA	29,072	13,681	99,157	41,931

Revenues	76,257	34,653	244,120	104,143
Adjusted EBITDA	29,072	13,681	99,157	41,931
Adjusted EBITDA Margin	38.1%	39.5%	40.6%	40.3%

Earnings per share:

We calculate basic earnings per share by dividing the profit attributable to equity holders by the weighted average number of common shares issued and outstanding during the twelve-months and three-months periods ended December 31, 2021 and 2020.

Our diluted earnings per share is calculated by dividing the profit attributable to equity holders of dLocal by the weighted average number of common shares outstanding during the period plus the weighted average number of common shares that would be issued on conversion of all dilutive potential common shares into common shares.

The next table presents the information used as base for such calculation

	For the three-month period ended December 31		For the twelve-month period ended December 31
	2021	2020	2021	2020
Profit attributable to common shareholders (U.S. Dollars)	23,548,950	11,601,000	77,852,950	28,186,840
Weighted average number of common shares	295,028,441	268,598,000	287,121,304	268,598,000
Adjustments for calculation of diluted earnings per share	18,303,500	12,964,000	21,809,000	16,242,000
Weighted average number of common shares for calculating diluted earnings per share	313,331,941	281,562,000	308,930,304	284,840,000
Basic earnings per share	0.08	0.04	0.27	0.10
Diluted earnings per share	0.08	0.04	0.25	0.10

This press release does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, “Interim Financial Reporting” nor a financial statement as defined by International Accounting Standards 1 “Presentation of Financial Statements”. The financial information in this press release has not been audited.

Conference Call and Webcast

dLocal’s management team will host a conference call and audio webcast on March 15, 2022 at 8:30 a.m. Eastern Time. The conference call may be accessed by dialing (888) 705-0197/ (409) 981-0764 (Conference ID – 3689961 –) and requesting inclusion in the call for dLocal.

The live conference call can be accessed via audio webcast at the investor relations section of dLocal’s website, at https://investor.dlocal.com/. An archive of the webcast will be available for a year following the conclusion of the conference call. The investor presentation will also be filed on EDGAR at www.sec.gov.

About dLocal

dLocal powers local payments in emerging markets, connecting global enterprise merchants with billions of emerging market consumers in 35 countries across APAC, the Middle East, Latin America, and Africa. Through the “One dLocal” platform (one direct API, one platform, and one contract), global companies can accept payments, send pay-outs and settle funds globally without the need to manage separate pay-in and pay-out processors, set up numerous local entities, and integrate multiple acquirers and payment methods in each market.

Definition of Selected Operational Metrics

“API” means application programming interface, which is a general term for programming techniques that are available for software developers when they integrate with a particular service or application. In the payments industry, APIs are usually provided by any party participating in the money flow (such as payment gateways, processors, service providers) to facilitate the money transfer process.

“Enterprise Global Merchants” means merchants with at least US$6 million of annual TPV processed through our platform.

“Local payment methods” refers to any payment method that is processed in the country where the end user of the merchant sending or receiving payments is located, which include credit and debit cards, cash payments, bank transfers, mobile money, and digital wallets.

“NRR” means net revenue retention rate, which is the U.S. dollar-based measure of retention and growth of our merchants. We calculate the NRR of a period by dividing the current period revenue by the prior period revenue. The prior period revenue is the revenue billed by us to all of our merchant customers in the corresponding period for the prior fiscal year. The current period revenue is the revenue billed by us in the corresponding period for the current fiscal year to the same merchant customers included in the calculation of the prior period revenue. Current period revenue includes any upsells and cross sells of products, geographies, and payment methods to such merchant customers, and is net of any contractions or attrition, but excludes revenue from new customers on-boarded during the last 12 months.

“Pay-in” means a payment transaction whereby dLocal’s merchant customers receive payment from their customers.

“Pay-out” means a payment transaction whereby dLocal disburses money in local currency to the business partners or customers of dLocal’s merchant customers.

“Revenue from New Merchants”: means the revenue billed by us to merchant customers that we did not bill revenues in the same quarter (or period) of the prior year.

“Revenue from Existing Merchants”: means the revenue billed by us in the last twelve months to the merchant customers that we billed revenue in the same quarter (or period) of the prior year.

Forward Looking Statements

This press release contains certain forward-looking statements. These forward-looking statements convey dLocal’s current expectations or forecasts of future events. Forward-looking statements regarding dLocal involve known and unknown risks, uncertainties and other factors that may cause dLocal’s actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Certain of these risks and uncertainties are described in the “Risk Factors,” “Forward-Looking Statements” and “Cautionary Note Regarding Forward-Looking Statements” sections of dLocal’s filings with the U.S. Securities and Exchange Commission. Unless required by law, dLocal undertakes no obligation to publicly update or revise any forward-looking statements to reflect circumstances or events after the date hereof.

DLocal Limited

Certain financial information

Consolidated Statements of Comprehensive Income for the three month and twelve month periods ended December 31, 2021 and 2020

(In thousands of U.S. dollars, except per share amounts, unaudited)

	Three-months ended December 31		Twelve-months ended December 31
	2021	2020	2021	2020
Continuing operations
Revenues	76,257	34,653	244,120	104,143
Cost of services	(37,316)	(13,981)	(113,677)	(44,065)
Gross profit	38,941	20,672	130,443	60,078

Technology and development expenses	(1,154)	(750)	(3,386)	(2,005)
Sales and marketing expenses	(2,492)	(830)	(5,916)	(2,852)
General and administrative expenses	(10,557)	(6,526)	(40,637)	(22,188)
Impairment (loss)/gain on financial assets	(25)	(45)	(33)	808
Other operating (loss)/gain	(147)	(65)	3,367	(2,896)
Operating profit	24,566	12,456	83,838	30,945
Finance income	1,267	148	2,540	502
Finance costs	(33)	(7)	(544)	(67)
Inflation adjustment	(137)	4	(334)	38
Other results	1,097	145	1,662	473
Profit before income tax	25,663	12,601	85,500	31,418
Income tax expense	(2,114)	(1,000)	(7,647)	(3,231)
Profit for the period	23,549	11,601	77,853	28,187

Profit attributable to:
Owners of the Group	23,585	11,601	77,876	28,184
Non-controlling interest	(36)	-	(23)	3
Profit for the period	23,549	11,601	77,853	28,187

Earnings per share (in USD)
Basic Earnings per share	0.08	0.04	0.27	0.10
Diluted Earnings per share	0.08	0.04	0.25	0.10

Other comprehensive income
Items that may be reclassified to profit or loss:
Exchange difference on translation on foreign operations	(110)	(10)	102	37
Other comprehensive income for the period, net of tax	(110)	(10)	102	37

Total comprehensive income for the period
Owners of the Group	23,478	11,594	77,969	28,231
Non-controlling interest	(39)	(3)	(14)	(7)
Total comprehensive income for the period	23,439	11,591	77,955	28,224

DLocal Limited

Certain financial information

Consolidated Statements of Financial Position as of December 31, 2021 and December 31, 2020

(In thousands of U.S. dollars, except per share amounts, unaudited)

	December 31, 2021	December 31, 2020
ASSETS
Current Assets
Cash and cash equivalents	336,197	111,733
Financial assets at fair value through profit or loss	1,004	8,319
Trade and other receivables	190,966	72,785
Other assets	1,339	2,017
Total Current Assets	529,506	194,854

Non-Current Assets
Deferred tax assets	133	216
Property, plant and equipment	2,485	913
Right-of-use assets	3,915	188
Intangible assets	46,969	4,153
Other assets	-	143
Total Non-Current Assets	53,502	5,613
TOTAL ASSETS	583,008	200,467

LIABILITIES
Current Liabilities
Trade and other payables	277,160	142,865
Lease liabilities	502	201
Tax liabilities	13,126	7,788
Derivative financial instruments	221	2,896
Borrowings	5,014	-
Provisions	1,710	1,393
Contingent considerations liability	665	-
Total Current Liabilities	298,398	155,143

Non-Current Liabilities
Deferred tax liabilities	883	259
Lease liabilities	3,426	17
Total Non-Current Liabilities	4,309	276
TOTAL LIABILITIES	302,707	155,419

EQUITY
Share Capital	590	602
Share Premium	157,151	-
Capital Reserve	12,741	12,582
Other Reserves	(30)	119
Retained earnings	109,867	31,749
Total Equity Attributable to owners of the Group	280,319	45,052
Non-controlling interest	(18)	(4)
TOTAL EQUITY	280,301	45,048

dLocal was incorporated on February 10, 2021, as a Cayman Islands exempted company with limited liability, duly registered with the Cayman Islands Registrar of Companies. The contribution of dLocal Group Limited (a limited liability company incorporated in Malta, the former holding entity or “dLocal Malta”) shares to dLocal was the Cayman Islands company has been finalized as of April 14, 2021. Until the contribution of dLocal Malta shares to it, dLocal had not commenced operations, consequently the historical information previous to that date presented in here corresponds to dLocal Malta, our predecessor. This reorganization was done, among other things, to facilitate the initial public offering of the Group. dLocal had no prior assets, holdings or operations.

Investor Relations Contact:

investor@dlocal.com

Media Contact:

marketing@dlocal.com